Exhibit 99.1

Correvio Announces Intention to Explore Strategic Alternatives to Maximize Stakeholder Value

NASDAQ: CORV   TSX: CORV

VANCOUVER, Dec. 11, 2019 /CNW/ - Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today announced plans to explore strategic options to maximize stakeholder value. Potential strategic alternatives that may be evaluated include, but are not limited to, an acquisition, merger, business combination or other strategic transaction involving the Company or its assets.

"Given yesterday's FDA's Cardiovascular and Renal Drugs Advisory Committee (CRDAC) meeting outcome for Brinavess™ (vernakalant IV) for the conversion of atrial fibrillation (AF), we believe it is in the best interest of our stakeholders to expand our internal corporate development efforts and formally evaluate strategic alternatives for the company," said Mark H.N. Corrigan, MD, Chief Executive Officer of Correvio.  "We have a strong and growing commercial portfolio of assets being sold across the globe and we will immediately begin preparations for a potential strategic transaction while we await the U.S. Food and Drug Administration (FDA)'s decision regarding Brinavess.  We are also taking steps to reduce operating costs outside the core European commercial business and a transaction committee has been formed within the Board of Directors."

On December 10, 2019, the CRDAC met to review data supporting Correvio's New Drug Application (NDA) requesting approval for Brinavess for the rapid conversion of recent onset AF in adult patients without congestive heart failure.  The Committee jointly voted that the benefit-risk profile of Brinavess was not adequate to support approval (Vote: 2 Yes to 11 No).  While the FDA is not required to follow the committee's vote, the agency considers the committee's recommendations when making its decision.  Correvio's NDA seeking approval for Brinavess is under review by the FDA with a target action date of December 24, 2019 under the Prescription Drug User-Fee Act (PDUFA).

Correvio's ex-U.S. commercial portfolio is on track to deliver greater than $30 million in revenue in 2019.  The portfolio consists of four approved and marketed branded products and one product candidate, including: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome; and Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

To conserve its financial resources, Correvio intends to reduce its operating costs in North America, while concentrating its resources on only essential commercial and business development activities.  Correvio has retained Piper Jaffray to assist in its review of  strategic alternatives.  There can be no assurance that the exploration of strategic alternatives will result in any transaction being entered into or consummated.  Correvio has not set a timetable for completion of this review process and the Company does not intend to comment further unless or until the Board of Directors has approved a definitive course of action, the review process is concluded, or it is determined that other disclosure is appropriate.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to the availability or suitability of any strategic options or alternatives, the efficacy of measures intended to preserve financial resources, the disapproval or approval of Brinavess by the FDA and the timing of any such decision. In particular, no statement herein should be understood to mean: (i) that the FDA will find our underlying clinical trial data to be acceptable; (ii) that the FDA will find our manufacturing sites acceptable and validate them; or (iii) that, in the event the FDA approves the Company's NDA, it will require substantive Risk Evaluation and Mitigation Strategies (REMS) and/or substantively limit the product label. Furthermore, the timing of any action by the FDA and possible regulatory paths forward cannot be guaranteed, in that, for example: (i) the FDA may miss its own required deadlines (including the target action date assigned under the Prescription Drug User-Fee Act, or "PDUFA"); and (ii) the FDA may require further information or additional clinical studies. Finally, no statement provided herein should be understood to provide an estimate of the market potential for Brinavess in the United States.

A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Report on Form 40-F for the year ended December 31, 2018 and its quarterly report filed November 14, 2019 for the third quarter of 2019. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess™ are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Trevyent® is a trademark of SteadyMed Ltd., a subsidiary of United Therapeutics Corporation and used under license.
All other trademarks are the property of their respective owners.

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SOURCE Correvio Pharma Corp

View original content: http://www.newswire.ca/en/releases/archive/December2019/11/c5418.html

%CIK: 0001036141

For further information: Justin Renz, President & CFO, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners, Michelle Carroll/Claudia Styslinger, 212.600.1902, michelle@argotpartners.com, claudia@argotpartners.com

CO: Correvio Pharma Corp

CNW 08:00e 11-DEC-19